UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.       )*

Cinedigm Digital Cinema Corp.

(f/k/a Access Integrated Technologies, Inc.)

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

004329108

(CUSIP Number)

Barbara Parker

Sageview Capital LP

55 Railroad Avenue

Greenwich, CT 06830

Tel. No.: 203-625-4230

with a copy to

Chad Skinner

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, California 94304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004329108	13D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSONS Sageview Capital Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%†
14	TYPE OF REPORTING PERSON PN

†	The percentage of the class of Class A Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 28,020,060 shares of Class A Common Stock outstanding as of August 11, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 and filed on August 12, 2009.

CUSIP No. 004329108	13D	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSONS Sageview Capital Partners (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%†
14	TYPE OF REPORTING PERSON PN

†	The percentage of the class of Class A Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 28,020,060 shares of Class A Common Stock outstanding as of August 11, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 and filed on August 12, 2009.

CUSIP No. 004329108	13D	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSONS Sageview Capital Partners (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%†
14	TYPE OF REPORTING PERSON PN

†	The percentage of the class of Class A Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 28,020,060 shares of Class A Common Stock outstanding as of August 11, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 and filed on August 12, 2009.

CUSIP No. 004329108	13D	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSONS Sageview Partners (C) (Master), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%†
14	TYPE OF REPORTING PERSON PN

†	The percentage of the class of Class A Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 28,020,060 shares of Class A Common Stock outstanding as of August 11, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 and filed on August 12, 2009.

CUSIP No. 004329108	13D	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSONS Sageview Capital GenPar, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%†
14	TYPE OF REPORTING PERSON OO

†	The percentage of the class of Class A Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 28,020,060 shares of Class A Common Stock outstanding as of August 11, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 and filed on August 12, 2009.

CUSIP No. 004329108	13D	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSONS Sageview Capital GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%†
14	TYPE OF REPORTING PERSON PN

†	The percentage of the class of Class A Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 28,020,060 shares of Class A Common Stock outstanding as of August 11, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 and filed on August 12, 2009.

CUSIP No. 004329108	13D	Page 8 of 20 Pages

1	NAMES OF REPORTING PERSONS Sageview Capital MGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%†
14	TYPE OF REPORTING PERSON OO

†	The percentage of the class of Class A Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 28,020,060 shares of Class A Common Stock outstanding as of August 11, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 and filed on August 12, 2009.

CUSIP No. 004329108	13D	Page 9 of 20 Pages

1	NAMES OF REPORTING PERSONS Edward A. Gilhuly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%†
14	TYPE OF REPORTING PERSON IN

†	The percentage of the class of Class A Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 28,020,060 shares of Class A Common Stock outstanding as of August 11, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 and filed on August 12, 2009.

CUSIP No. 004329108	13D	Page 10 of 20 Pages

1	NAMES OF REPORTING PERSONS Scott M. Stuart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3%†
14	TYPE OF REPORTING PERSON IN

†	The percentage of the class of Class A Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 28,020,060 shares of Class A Common Stock outstanding as of August 11, 2009, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 and filed on August 12, 2009.

CUSIP No. 004329108	13D	Page 11 of 20 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of Cinedigm Digital Cinema Corp (f/k/a Access Integrated Technologies, Inc.), a Delaware corporation (the “Issuer”), having its principal executive offices at 55 Madison Avenue, Suite 300, Morristown, New Jersey 07960.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Sageview Capital Master, L.P. (“Sageview Master”); (ii) Sageview Capital Partners (A), L.P. (“Sageview (A)”); (iii) Sageview Capital Partners (B), L.P. (“Sageview (B)”); (iv) Sageview Partners (C) (Master), L.P. (“Sageview (C)”); (v) Sageview Capital GenPar, Ltd. (“Sageview Ltd”); (vi) Sageview Capital GenPar, L.P. (“Sageview GenPar”); (vii) Sageview Capital MGP, LLC (“Sageview MGP”); (viii) Edward A. Gilhuly; and (ix) Scott M. Stuart.

(b), (c) and (f). (i) Sageview Master is a Cayman Islands exempted limited partnership formed in order to engage in the acquiring, holding and disposing of investments in various companies. The principal business office of Sageview Master is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(ii) Each of Sageview (A), Sageview (B) and Sageview (C) (collectively, the “Shareholders”) are Cayman Islands exempted limited partnerships formed to act collectively as holders of 100% of the interest in Sageview Master. The principal business office of each of the Shareholders is 55 Railroad Avenue, Greenwich, Connecticut 06830. Sageview Ltd is the sole general partner of each of the Shareholders (see Item (iv) below).

(iii) Sageview Ltd is a Cayman Islands exempted limited liability company formed to act as the general partner of each of the Shareholders. The principal business office of Sageview Ltd is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(iv) Sageview GenPar is a Delaware limited partnership formed to be the sole owner of Sageview Ltd The principal business office of Sageview GenPar is 55 Railroad Avenue, Greenwich, Connecticut 06830. Sageview MGP is the general partner of Sageview GenPar (see paragraph (v) below).

(v) Sageview MGP is a Delaware limited liability company formed to act as the general partner of Sageview GenPar. The principal business office of Sageview MGP is 55 Railroad Avenue, Greenwich, Connecticut 06830. The managing members and controlling persons of Sageview MGP are Scott M. Stuart and Edward A. Gilhuly (see paragraphs (vi) and (vii) below).

(vi) Mr. Gilhuly is a managing member and controlling person of Sageview MGP. Mr. Gilhuly is a United States citizen whose business address is c/o Sageview Capital LP, 245 Lytton Ave, Suite 250, Palo Alto, California 94301. Mr. Gilhuly’s principal occupation is to act as Co-President of Sageview Management, LLC.

(vii) Mr. Stuart is a managing member and controlling person of Sageview MGP. Mr. Stuart is a United States citizen whose business address is 55 Railroad Avenue, Greenwich, Connecticut 06830. Mr. Stuart’s principal occupation is to act as Co-President of Sageview Management, LLC.

(d) and (e). During the past five years, no Reporting Person and, to the best knowledge of each Reporting Person, no person otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used in connection with the purchase of the shares of Class A Common Stock were $75,000,000.00. These funds were provided by general funds available to Sageview Master.

CUSIP No. 004329108	13D	Page 12 of 20 Pages

Item 4.	Purpose of Transaction.

On August 11, 2009 the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Sageview Master (together with its permitted transferees, “Sageview Capital”) and, pursuant thereto, issued to Sageview Master (i) Senior Secured Notes in an aggregate principal amount of $75,000,000 (the “Notes”) and (ii) warrants (the “Warrants”) to purchase an aggregate of 16,000,000 shares of Class A Common Stock (the “Warrant Shares”) at an exercise price of $1.37 per share (collectively, the “Private Placement”).

The Issuer used the proceeds of the Private Placement to, among other things, (i) repurchase and cancel all of the Issuer’s outstanding 10% senior notes (“2007 Notes”) for $42,500,000, reflecting a purchase price of approximately 77.3% of the original principal amount of the 2007 Notes, and (ii) contribute $5,000,000 to the Issuer’s subsidiary, Christie/AIX, Inc. (“Christie/AIX”), to permit Christie/AIX to prepay $5,000,000 of outstanding loans under the Credit Agreement, dated as of August 1, 2006 (as amended, the “GE Credit Facility”), between Christie/AIX, the lenders party thereto and General Electric Capital Corporation, as administrative agent.

The Purchase Agreement provides, subject to certain beneficial ownership thresholds described in greater detail below, the Majority Holders (as defined below) with certain rights to nominate directors to and/or have non-voting observers attend meetings of the board of directors of the Issuer (the “Board”). For the purposes of this description of the Purchase Agreement, the term “Majority Holders” refers to the holder(s) of a majority of the aggregate principal amount of the Notes then outstanding, unless less than $10 million in aggregate principal amount of the Notes remains outstanding, in which case, the term “Majority Holders” means the beneficial owners of a majority of the Warrant Shares.

The Majority Holders are entitled to the following Board representation rights:

•

if Sageview Capital beneficially owns less than three million, but at least one million, shares of Class A Common Stock (including, without limitation, any shares of Class A Common Stock issuable upon the exercise of any unexercised Warrants), then the Majority Holder(s) are entitled to designate one non-voting observer to the Board;

•

if Sageview Capital beneficially owns at least three million shares of Class A Common Stock (including, without limitation, any shares of Class A Common Stock issuable upon the exercise of any unexercised Warrants), then the prior bullet point does not apply and the Majority Holder(s) are entitled to designate two non-voting observers to the Board;

•

if either (i) at least $10 million in the aggregate principal amount of the Notes remain outstanding or (ii) Sageview Capital beneficially owns less than three million, but at least one million, shares of Class A Common Stock (excluding any shares of Class A Common Stock issuable upon the exercise of any unexercised Warrants), then the prior two bullet points do not apply and the Majority Holders are entitled to nominate one member of the Board and designate one non-voting observer to the Board; or

•

if either (i) at least $30 million in the aggregate principal amount of the Notes remain outstanding or (ii) Sageview Capital beneficially owns at least three million shares of Class A Common Stock (excluding any shares of Class A Common Stock issuable upon the exercise of any unexercised Warrants), then the prior three bullet points do not apply and the Majority Holders are entitled to nominate two members of the Board.

Concurrently with the Private Placement, and pursuant to the terms of the Purchase Agreement, the Issuer increased the number of members on its Board from eight (8) to nine (9) members and appointed the Majority Holder’s designee, Edward A. Gilhuly, to fill the resulting vacancy. Following the vote of the Issuer’s stockholders on September 30, 2009 approving the Majority’s Holder’s right to nominate a second member to the Board, the Issuer increased the number of members on its Board from nine (9) to ten (10) members and appointed the Majority Holder’s designee, Laura Nisonger Sims, to fill the resulting vacancy. Ms. Sims is a principal with Sageview Capital LP. During the period in which the Majority Holders are entitled to designate at least one non-voting observer or nominate at least one member to the Board, the Issuer may not increase the size of the Board to more than ten (10) members.

CUSIP No. 004329108	13D	Page 13 of 20 Pages

The Notes mature on August 11, 2014 (the “Maturity Date”), provided that upon the satisfaction of certain conditions, the Maturity Date may be extended until August 11, 2015 (the “Extended Maturity Date”). Interest on the Notes is 7% per annum to be paid in cash only and 8% per annum to be paid, at the Issuer’s election, in cash or accrued as an increase in the aggregate principal amount of the Notes.

The Issuer is required to make an offer to prepay the Notes upon a Change of Control (as such term is defined in the Notes). Additionally, upon the consummation of any permitted refinancing of the GE Credit Facility, the Issuer is required to make an offer to prepay the Notes in the amount of the net proceeds of such refinancing that exceeds the sum of (i) the amount required to pay off the GE Credit Facility and (ii) the amounts owed under the note issued by Christie/AIX and payable to Christie Digital Systems USA, Inc., in the principal amount of $9.6 million. Such prepayments are subject to premiums as set forth in the Notes. During the period from the Maturity Date to the Extended Maturity Date, if applicable, the Issuer also must prepay the Notes in an amount equal to the Excess Cash Flow (as defined in the GE Credit Facility) of Christie/AIX.

The Issuer, at its option, may prepay the Notes (i) during the initial 18 months of their term, in an amount up to 20% of the original principal amount of the Notes plus accrued and unpaid interest without penalty and (ii) following the second anniversary of issuance of the Notes, subject to a prepayment penalty equal (x) to 7.5% of the principal amount prepaid if the Notes are prepaid prior to the three year anniversary of their issuance, (y) 3.75% of the principal amount prepaid if the Notes are prepaid after such third anniversary but prior to the fourth anniversary of their issuance or (z) without penalty if the Notes are prepaid after such fourth anniversary, plus cash in an amount equal to the accrued and unpaid interest amount with respect to the principal amount through and including the prepayment date.

The obligations under the Notes are guaranteed by each of the Issuer’s existing and future subsidiaries, other than (i) Access Digital Media, Inc. (“AccessDM”), (ii) Christie/AIX and its subsidiaries, (iii) Access Digital Cinema Phase 2, Corp. and its subsidiaries and (iv) any subsidiaries formed after August 11, 2009 that are primarily engaged in the financing or deployment of digital cinema equipment (the guarantor entities, the “Guarantors”), provided that AccessDM and Christie/AIX and its subsidiaries are required to become Guarantors upon the repayment of certain indebtedness. The obligations under the Notes, and the guarantees of those obligations, are secured by substantially all of the assets of the Issuer and the Guarantors.

The Notes contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Issuer’s and its subsidiaries’ ability to:

•	incur additional indebtedness;

•	prepay indebtedness;

•	make investments, loans or advances;

•	create liens on assets;

•	transfer or pledge capital stock of any subsidiary;

•	pay dividends and distributions;

•	sell assets;

•	enter into swap agreements;

•	change lines of business;

•	amend material agreements; and

CUSIP No. 004329108	13D	Page 14 of 20 Pages

•	enter into mergers or consolidations.

The Notes also contain customary affirmative covenants and events of default.

The Notes may not be transferred, sold or assigned by Sageview Capital until the earliest of the following:

•	August 11, 2011;

•	the consummation of a Change of Control (as defined in the Notes); or

•	an event of default under the Notes.

These transfer restrictions do not apply, however, to a transfer, sale or assignment by Sageview Capital to its affiliates or to the Issuer or any of the Issuer’s subsidiaries.

The Warrants are exercisable at any time, in whole or in part, until the seventh anniversary of the issuance of the Warrants. If, on such seventh anniversary, the fair market value of the Class A Common Stock is less than $7.50 per share (as adjusted to reflect any stock split, reverse stock split, recapitalization or similar transaction) and Sageview Master and its affiliates hold Warrants exercisable for at least one million Warrant Shares, then the holders of any of the Warrants may elect to extend the expiration date of such Warrants until the tenth anniversary of the issuance of the Warrants. The exercise of the Warrants may occur by the delivery of the exercise price in cash, pursuant to a customary “cashless exercise” provision or a combination of the foregoing.

The exercise price and the number of Warrant Shares issuable upon exercise of the Warrants are subject to customary anti–dilution adjustments, including adjustments due to the following:

•	certain adjustments to the Class A Common Stock;

•	cash dividends or other distributions made to all holders of Class A Common Stock;

•	the issuance by the Issuer of certain rights to all holders of Class A Common Stock;

•	the occurrence of certain specified fundamental changes;

•	certain tender or exchange offers for all or a portion of the Common Stock; or

•	the issuance or sale by the Issuer of Common Stock for consideration per share less than the exercise price.

The Warrants and Warrant Shares may not be transferred, sold or assigned by Sageview Capital until the earliest of the following (which earliest date is referred to herein as the “Transfer Restriction Termination Date”):

•	August 11, 2011;

•	the consummation of a Change of Control (as defined in the Warrants); or

•	an event of default under the Notes.

These transfer restrictions do not apply to transfers, sales or assignments by Sageview Capital (each of which are referred to herein as a “Permitted Transfer”):

•	to its affiliates;

•	to the Issuer or any of its subsidiaries; or

CUSIP No. 004329108	13D	Page 15 of 20 Pages

•

pursuant to a tender offer, exchange offer, merger, consolidation, reclassification, reorganization, recapitalization or other similar transaction in which the Issuer’s stockholders are offered, required or permitted to participate as holders of capital stock.

If at any time after the Transfer Restriction Termination Date and prior to August 11, 2014, Sageview Capital desires to sell (other than pursuant to a Permitted Transfer) all or any portion of the Warrants (the “Offered Warrants”), Sageview Capital must first give the Issuer written notice of its desire to sell. Following receipt of this notice, the Issuer will have 20 business days to provide to such holder a written offer to purchase all (but not less than all) of the Offered Warrants. Sageview Capital may choose to accept or reject the Issuer’s offer; provided, however, that if Sageview Capital rejects the Issuer’s offer, Sageview Capital may not sell the Offered Warrants to a third party unless such sale satisfies certain conditions specified in the Warrants, including the condition that the consideration received by Sageview Capital must have a fair market value greater than 100% of the price set forth in the Issuer’s offer.

Pursuant to the conditions to the Private Placement set forth in the Purchase Agreement, the Issuer entered into an employment agreement, dated as of August 11, 2009, with Adam M. Mizel, pursuant to which Mr. Mizel now serves as the Issuer’s Chief Financial Officer and Chief Strategy Officer.

The description of the terms and conditions of the Purchase Agreement, the Notes and the Warrants set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement included hereto as Exhibit 2, the form of Note included hereto as Exhibit 3 and the form of Warrant included hereto as Exhibit 4, each of which is incorporated by reference into this Item 4.

The Reporting Persons have acquired the Class A Common Stock reported herein for investment purposes. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions and subject to the restrictions set forth in the Purchase Agreement, the Warrants, the Notes and the Standstill Agreement (as defined in Item 6 below), increase or decrease its investment position in the Class A Common Stock or other securities of the Issuer.

Whether the Reporting Persons purchase any additional shares of Class A Common Stock or other securities of the Issuer or dispose of any shares of Class A Common Stock or other securities of the Issuer, and the amount and timing of any such transactions, will depend upon the restrictions set forth in the Purchase Agreement, the Warrants, the Notes and the Standstill Agreement and the Reporting Persons’ individual continuing assessments of pertinent factors, including, the availability of the Class A Common Stock or other securities of the Issuer for purchase at particular price levels, the Issuer’s and the particular Reporting Person’s business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of the particular Reporting Person’s interest in the Issuer, to realize trading profits or minimize trading losses, and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional shares of Class A Common Stock or other securities of the Issuer (by means of open market or privately negotiated purchases) or to dispose of some or all of the shares of Class A Common Stock or other securities of the Issuer held by or under the control of such Reporting Person (by means of registered offerings or open market or privately negotiated sales). In addition, subject to the restrictions on short sales set forth in the Purchase Agreement, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the Class A Common Stock or other securities of the Issuer.

Other than described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described above, the Reporting Persons reserve the right to develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and the directors designated by the Majority Holders may have influence over the corporate activities of the Issuer, including activities that may relate to the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 004329108	13D	Page 16 of 20 Pages

Item 5.	Interest in Securities of the Issuer.

All ownership percentages set forth herein assume that there are 28,020,060 shares of Class A Common Stock outstanding as of August 11, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 12, 2009.

(a) and (b)(i) Sageview Master may be deemed to beneficially own 16,000,000 shares of Class A Common Stock, which are subject to issuance upon exercise of the Warrants. The 16,000,000 shares of Class A Common Stock issuable upon exercise of the Warrants would, as of August 11, 2009, constitute approximately 36.3% of the Class A Common Stock outstanding upon such exercise. Sageview Master has sole voting power and sole dispositive power over any such shares of Class A Common Stock deemed beneficially owned by it.

(ii) Sageview (A) may be deemed to beneficially own 16,000,000 shares of Class A Common Stock, which are subject to issuance upon exercise of the Warrants. The 16,000,000 shares of Class A Common Stock issuable upon exercise of the Warrants would, as of August 11, 2009, constitute approximately 36.3% of the Class A Common Stock outstanding upon such exercise. Sageview (A) has shared voting power and shared dispositive power over any such shares of Class A Common Stock deemed beneficially owned by it.

(iii) Sageview (B) may be deemed to beneficially own 16,000,000 shares of Class A Common Stock, which are subject to issuance upon exercise of the Warrants. The 16,000,000 shares of Class A Common Stock issuable upon exercise of the Warrants would, as of August 11, 2009, constitute approximately 36.3% of the Class A Common Stock outstanding upon such exercise. Sageview (B) has shared voting power and shared dispositive power over any such shares of Class A Common Stock deemed beneficially owned by it.

(iv) Sageview (C) may be deemed to beneficially own 16,000,000 shares of Class A Common Stock, which are subject to issuance upon exercise of the Warrants. The 16,000,000 shares of Class A Common Stock issuable upon exercise of the Warrants would, as of August 11, 2009, constitute approximately 36.3% of the Class A Common Stock outstanding upon such exercise. Sageview (C) has shared voting power and shared dispositive power over any such shares of Class A Common Stock deemed beneficially owned by it.

(v) Sageview Ltd may be deemed to beneficially own 16,000,000 shares of Class A Common Stock, which are subject to issuance upon exercise of the Warrants, by virtue of being the general partner of each of the Shareholders. The 16,000,000 shares of Class A Common Stock issuable upon exercise of the Warrants would, as of August 11, 2009, constitute approximately 36.3% of the Class A Common Stock outstanding upon such exercise. Sageview Ltd has sole voting power and sole dispositive power over any such shares of Class A Common Stock deemed beneficially owned by it.

(vi) Sageview GenPar may be deemed to beneficially own 16,000,000 shares of Class A Common Stock, which are subject to issuance upon exercise of the Warrants, by virtue of being the sole shareholder of Sageview Ltd. The 16,000,000 shares of Class A Common Stock issuable upon exercise of the Warrants would, as of August 11, 2009, constitute approximately 36.3% of the Class A Common Stock outstanding upon such exercise. Sageview GenPar has sole voting power and sole dispositive power over any such shares of Class A Common Stock deemed beneficially owned by it.

(vii) Sageview MGP may be deemed to beneficially own 16,000,000 shares of Class A Common Stock, which are subject to issuance upon exercise of the Warrants, by virtue of being the general partner of Sageview GenPar. The 16,000,000 shares of Class A Common Stock issuable upon exercise of the Warrants would, as of August 11, 2009, constitute approximately 36.3% of the Class A Common Stock outstanding upon such exercise. Sageview MGP has sole voting power and sole dispositive power over any such shares of Class A Common Stock deemed beneficially owned by it.

(viii) As a managing member of Sageview MGP, each of Messrs. Stuart and Gilhuly may be deemed to beneficially own any shares of Class A Common Stock that Sageview MGP may beneficially own or be deemed to beneficially own. Each such individual disclaims beneficial ownership of such shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 004329108	13D	Page 17 of 20 Pages

(c) Except as set forth in Item 4 and this Item 5, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Class A Common Stock.

(d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 with respect to the Purchase Agreement, the Notes and the Warrants is incorporated into this Item 6 by this reference.

Registration Rights Agreement

In connection with the Purchase Agreement, the Issuer entered into a Registration Rights Agreement, dated as of August 11, 2009 (the “Registration Rights Agreement”), with Sageview Master. The Registration Rights Agreement provides that Sageview Master has certain demand and piggyback registration rights. These registration rights are subject to certain customary blackout and cutback provisions, and the Registration Rights Agreement contains customary indemnification and other provisions with respect to such registration rights.

Standstill Agreement

In connection with the Purchase Agreement, the Issuer entered into a standstill agreement with Sageview Master. Subject to certain exceptions, the standstill agreement restricts Sageview Master and certain of its affiliates from (i) acquiring additional equity securities of the Issuer (or any rights to purchase equity securities) that would increase the beneficial ownership of Common Stock by Sageview Master and such affiliates to more than 42.5% of the outstanding Common Stock plus any Warrant Shares issuable upon exercise of outstanding Warrants or (ii) joining or participating in any “group” under Section 13(d) of the Act, unless the beneficial ownership of Common Stock by such group is 42.5% or less of the outstanding Common Stock plus any Warrant Shares issuable upon exercise of outstanding Warrants. The restrictions described in this paragraph will terminate on the earliest of (i) August 11, 2001, (ii) a “Change of Control,” as this term is defined in the Standstill Agreement, and (iii) an event of default under the Notes.

Class B Letter Agreement

In connection with the Purchase Agreement, Mr. A. Dale Mayo entered into a Letter Agreement, dated as of August 11, 2009 (the “Class B Letter Agreement”), with Sageview Master and the Issuer. Pursuant to the Class B Letter Agreement, Mr. Mayo agreed that, subject to certain exceptions, so long as Sageview Master and its affiliates maintain a certain ownership threshold with respect to the common stock of the Issuer, he will not Transfer (as defined in the Class B Letter Agreement) any Class B Common Stock, par value $0.001 per share, of the Issuer (the “Class B Common Stock”), unless prior to such Transfer Mr. Mayo causes such Class B Common Stock to be converted into shares of Class A Common Stock.

The description of the terms and conditions of the Registration Rights Agreement, the Standstill Agreement and the Class B Letter Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement included hereto as Exhibit 5, the Standstill Agreement included hereto as Exhibit 6 and the Class B Letter Agreement included hereto as Exhibit 7, each of which is incorporated by reference into this Item 6.

CUSIP No. 004329108	13D	Page 18 of 20 Pages

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement dated October 8, 2009 entered into by and among the Reporting Persons (filed herewith).

2.	Securities Purchase Agreement, dated as of August 11, 2009, entered into by and between the Issuer and Sageview Master (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 13, 2009).

3.	Note, dated August 11, 2009, issued to Sageview Master (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 13, 2009).

4.	Form of Warrant to Purchase Shares of Class A Common Stock of Access Integrated Technologies, Inc., dated August 11, 2009, issued to Sageview Master (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 13, 2009).

5.	Registration Rights Agreement, dated as of August 11, 2009, entered into by and between the Issuer and Sageview Master (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 13, 2009).

6.	Standstill Agreement, dated as of August 11, 2009, entered into by and between the Issuer and Sageview Master.

7.	Class B Letter Agreement, dated August 11, 2009, entered into by and among A. Dale Mayo, Sageview Master and the Issuer.

CUSIP No. 004329108	13D	Page 19 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2009

SAGEVIEW CAPITAL MASTER, L.P.

By:	Sageview Capital GenPar, Ltd., its General Partner

By:	/s/ SCOTT M. STUART
Name:	Scott M. Stuart
Title:	Director

SAGEVIEW CAPITAL PARTNERS (A), L.P.

By:	Sageview Capital GenPar, Ltd. its General Partner

By:	/s/ SCOTT M. STUART
Name:	Scott M. Stuart
Title:	Director

SAGEVIEW CAPITAL PARTNERS (B), L.P.

By:	Sageview Capital GenPar, Ltd. its General Partner

By:	/s/ SCOTT M. STUART
Name:	Scott M. Stuart
Title:	Director

SAGEVIEW PARTNERS (C) (MASTER), L.P.

By:	Sageview Capital GenPar, Ltd. its General Partner

By:	/s/ SCOTT M. STUART
Name:	Scott M. Stuart
Title:	Director

SAGEVIEW CAPITAL GENPAR, LTD.

By:	/s/ SCOTT M. STUART
Name:	Scott M. Stuart
Title:	Director

CUSIP No. 004329108	13D	Page 20 of 20 Pages

SAGEVIEW CAPITAL GENPAR, L.P.

By:	Sageview Capital MGP, LLC its General Partner

By:	/s/ SCOTT M. STUART
Name:	Scott M. Stuart
Title:	Co-President

SAGEVIEW CAPITAL MGP, LLC

By:	/s/ SCOTT M. STUART
Name:	Scott M. Stuart
Title:	Co-President

/s/ SCOTT M. STUART
SCOTT M. STUART

/s/ EDWARD A. GILHULY
EDWARD A. GILHULY

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the Class A Common Stock, par value $0.001 per share, of Cinedigm Digital Cinema Corp. (f/k/a Access Integrated Technologies, Inc.), is being jointly filed, and all amendments thereto will be jointly filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of October 8, 2009

SAGEVIEW CAPITAL MASTER, L.P.

By:	Sageview Capital GenPar, Ltd., its General Partner

By:	/s/ BARBARA E. PARKER
Name:	Barbara E. Parker
Title:	Vice President

SAGEVIEW CAPITAL PARTNERS (A), L.P.

By:	Sageview Capital GenPar, Ltd., its General Partner

By:	/s/ BARBARA E. PARKER
Name:	Barbara E. Parker
Title:	Vice President

SAGEVIEW CAPITAL PARTNERS (B), L.P.

By:	Sageview Capital GenPar, Ltd., its General Partner

By:	/s/ BARBARA E. PARKER
Name:	Barbara E. Parker
Title:	Vice President

SAGEVIEW PARTNERS (C) (MASTER), L.P.

By:	Sageview Capital GenPar, Ltd., its General Partner

By:	/s/ BARBARA E. PARKER
Name:	Barbara E. Parker
Title:	Vice President

SAGEVIEW CAPITAL GENPAR, LTD.

By:	/s/ BARBARA E. PARKER
Name:	Barbara E. Parker
Title:	Vice President

SAGEVIEW CAPITAL GENPAR, L.P.

By:	Sageview Capital MGP, LLC, its General Partner

By:	/s/ BARBARA E. PARKER
Name:	Barbara E. Parker
Title:	Vice President

SAGEVIEW CAPITAL MGP, LLC

By:	/s/ BARBARA E. PARKER
Name:	Barbara E. Parker
Title:	Vice President

EDWARD A. GILHULY

/s/ EDWARD A. GILHULY

SCOTT M. STUART

/s/ SCOTT M. STUART

Exhibit 6

STANDSTILL AGREEMENT

THIS STANDSTILL AGREEMENT (this “Agreement”) is made as of August 11, 2009, by and between Sageview Capital Master, L.P., a Delaware limited partnership (“Sageview”), and Access Integrated Technologies, Inc. d/b/a Cinedigm Digital Cinema Corp., a Delaware corporation (“CIDM”).

Recitals

A. Pursuant to the Securities Purchase Agreement, dated as of the date hereof (as it may be amended from time to time, the “Securities Purchase Agreement”), between CIDM and Sageview, CIDM has issued to Sageview (i) Senior Secured Notes, substantially in the form attached thereto as Exhibit A, in an original aggregate principal amount of $75,000,000 (such notes, together with any promissory notes or other securities issued in exchange or substitution therefor or replacement thereof pursuant to the terms of such notes, and as any of the same may be amended, restated or modified and in effect from time to time, the “Notes”) and (ii) warrants, substantially in the form attached thereto as Exhibit B (such warrants, together with any warrants or other securities issued in exchange or substitution therefor or replacement thereof pursuant to the terms of such warrants, and as any of the same may be amended, restated or modified and in effect from time to time, the “Warrants”), to purchase 16,000,000 (subject to adjustment as set forth therein) shares of Class A Common Stock (as hereinafter defined) (the “Warrant Shares”).

B. Sageview and CIDM desire to set forth certain agreements to restrict Sageview’s future purchase of CIDM Interests (as hereinafter defined).

Accordingly, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS; CONSTRUCTION

1.1 Definitions.

As used in this Agreement, the following capitalized terms shall have the following meanings:

(a) “13D Group” means a “group” as such term is used in Section 13(d)(3) of the Exchange Act.

(b) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one ore more intermediaries, controls, is controlled by or is under common control with, such specified Person; provided, that for purposes of this Agreement, (i) the Company, its subsidiaries and its other controlled Affiliates shall not be deemed to be an “Affiliate” of Sageview and (ii) none of Sageview or its Affiliates shall be considered Affiliates of any portfolio company in which Sageview or any of its Affiliates have made a debt or equity investment.

(c) “Beneficial Ownership” shall have the meaning given to such term in Rule 13d-3 and Rule 13d-5 of the Securities Exchange of 1934 as amended; provided, however, that (a) Sageview shall not be deemed to Beneficially Own any securities owned by its portfolio companies as long as Sageview does not directly or indirectly encourage, assist or provide any information to such portfolio company in respect of the acquisition, disposition or voting of such securities and (b) a Person will be deemed to be the Beneficial Owner of any security that may be acquired by such Person, whether within sixty (60) days or thereafter, upon the conversion, exchange or exercise (without giving effect to any provision governing such security (including Section 2.9 and Section 3.6(d) of the Warrants) that would limit, reduce or otherwise restrict the conversion, exchange or exercise features of such security) of any rights, options, warrants or similar securities (including the Warrants) to subscribe for, purchase or otherwise acquire such security.

(d) “Beneficial Ownership Percentage” means, with respect to any Person at any time, the quotient of (a) the aggregate number of shares of Common Stock Beneficially Owned by such Person and its Affiliates, taken together, divided by (b) the Common Stock Outstanding.

(e) “CIDM Group” means each of CIDM and its Affiliates.

(f) “CIDM Interests” means any Common Stock, equity interest (which includes a voting, economic and similar interest) in, or equity securities of, CIDM, including any securities of CIDM which are convertible into, exchangeable for or otherwise exercisable to acquire such equity interests or equity securities or Stock, including convertible securities, warrants, rights or options to purchase such Common Stock, equity interests or equity securities.

(g) “Change of Control” means (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of CIDM (including, for the avoidance of doubt, the sale of all or substantially all of the assets and/or the capital stock of CIDM’s subsidiaries in the aggregate) to any Person or group (as defined in Section 13(d) of the Exchange Act) (other than to the Sageview Group), (ii) the approval by the holders of CIDM’s capital stock of any plan or proposal to effect the liquidation, dissolution or winding up of CIDM, (iii) any Person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than the Sageview Group) shall become the Beneficial Owner of the voting securities representing more than 35% of the aggregate voting power of all classes of voting securities of CIDM, (iv) the consolidation, merger or other business combination of CIDM with or into another Person (other than as permitted by Section 8(p)(i) of the Notes), (v) as a direct result of any proxy contest or solicitation opposed by CIDM, individuals who, at the commencement of that proxy contest or solicitation (the “Incumbent Directors”) cease to constitute at least a majority of CIDM’s board of directors at the conclusion thereof, provided that any person becoming a director in connection with that proxy contest or solicitation whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors shall be an Incumbent Director or (vi) if the Purchaser Director Entitlement (as defined in the Securities Purchase Agreement) or the Purchaser Observer Entitlement (as defined in the Securities Purchase Agreement) under the Securities Purchase Agreement is at least one Director (as defined in the Securities Purchase Agreement) or one Observer (as defined in the Securities Purchase Agreement), respectively, for 10 consecutive Trading Days the Class A Common Stock is neither listed for trading on a U.S. national securities exchange nor quoted on an established U.S. automated interdealer quotation system and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.

(h) “Class A Common Stock” means the Class A Common Stock, par value $0.001 per share, of CIDM and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend, spin-off or combination or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization or business combination.

(i) “Class B Common Stock” means the Class B Common Stock, par value $0.001 per share, of CIDM and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend, spin-off or combination or any reclassification, recapitalization, merger, consolidation, exchange or other similar reorganization or business combination.

(j) “Common Stock” means the Class A Common Stock and the Class B Common Stock.

(k) “Common Stock Outstanding” shall mean, at any time, the sum of (i) the number of outstanding shares of Class A Common Stock plus (ii) the number of outstanding shares of Class B Common Stock plus (iii) the number of Warrant Shares issuable upon exercise of then outstanding Warrants.

(l) “control” or “controlled by” and “under common control with” shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, through the ownership of voting securities, by contract or otherwise.

(m) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or any similar successor statute.

(n) “Parties” means Sageview and CIDM.

(o) “Person” shall mean an individual, corporation, partnership, limited liability company, trust or other entity or association.

(p) “Principal Market” means the Nasdaq Global Market or such other primary exchange on which the Class A Common Stock subsequently becomes traded.

(q) “Sageview Group” means Sageview and its Affiliates.

(r) “Significant Event” means any of the following:

(i)	CIDM and/or one or more of its subsidiaries enters into an agreement for, or makes a public announcement of its intention to pursue, (A) the sale or other disposition of a majority of the shares of Class A Common Stock, (B) the sale or disposition of all or substantially all of CIDM’s consolidated assets or a similar sale or change of control transaction, or (C) any merger, consolidation, or other similar business combination that is reasonably likely to result in a Change of Control;

(ii)	the public announcement of a bona fide proposal or offer by any Person (other than the Sageview Group) or 13D Group (other than the Sageview Group) to acquire CIDM Interests (including pursuant to a tender or exchange offer or merger) that, if successful, would result in a Change of Control; provided, however, that the Board of Directors of CIDM either (A) has approved or recommended that the stockholders of CIDM accept such proposal or offer or (B) has not rejected or recommended that the stockholders of CIDM refrain from accepting such proposal or offer;

(iii)	any Person (other than the Sageview Group) or a 13D Group (other than the Sageview Group) successfully consummates the transaction contemplated in a proposal or offer of the type described in the foregoing clause (ii); or

(iv)	the adoption by the Board of Directors of a plan of liquidation or dissolution.

(s) “Trading Day” means any day on which the Class A Common Stock is traded on its Principal Market; provided that “Trading Day” shall not include any day on which the Principal Market is open for trading for fewer than 4.5 hours.

1.2 Rules of Construction. The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “but not limited to.” “Or” is disjunctive but not necessarily exclusive. All references herein to Articles and Sections shall be deemed references to Articles and Sections of this Agreement unless the context shall otherwise require. Words such as “herein,” “hereof,” “hereto,” “hereby” and “hereunder” refer to this Agreement, taken as a whole. Except as otherwise expressly provided herein: (a) any reference in this Agreement to any agreement shall mean such agreement as in effect on the date hereof; and (b) any reference in this Agreement to any law shall include corresponding provisions of any successor law and any regulations and rules promulgated pursuant to such law or such successor law. The headings in this Agreement are included for convenience of reference only and shall not limit or otherwise affect the meaning or interpretation of this Agreement.

ARTICLE 2

STANDSTILL OBLIGATIONS; TERMINATION

2.1 Standstill Obligations.

(a) Subject to Section 2.2 and Section 2.3, without first obtaining the written consent of CIDM, Sageview shall not, and shall cause its Affiliates not to, directly or indirectly, (i) acquire record or Beneficial Ownership of CIDM Interests or (ii) authorize or make a tender offer, exchange offer or other offer to acquire record or Beneficial Ownership of CIDM Interests, in each case as set forth in clause (i) or (ii), if and to the extent that, after giving effect to such acquisition, the Beneficial Ownership Percentage of the Sageview Group would be greater than 42.5%.

(b) Subject to Section 2.2 and Section 2.3, without first obtaining the written consent of CIDM, Sageview shall not, and shall cause its Affiliates not to, join or participate in any 13D Group with respect to the Beneficial Ownership of CIDM Interests with any Person who is not a member of the Sageview Group, unless the Beneficial Ownership Percentage of any such 13D Group would be 42.5% or less.

(c) Notwithstanding anything to the contrary set forth herein, the foregoing restrictions shall not apply to (i) any transfer of CIDM Interests by any member of the Sageview Group to any other member of the Sageview Group, (ii) the receipt of any Warrant Shares upon any exercise of the Warrants or (iii) any activities of any individual who is serving on the Board of Directors of CIDM, solely in his or her capacity as such.

2.2 Suspension. Upon the occurrence of a Significant Event, the restrictions set forth in Section 2.1 shall be suspended. Upon the cessation of the event or events that resulted in the suspension of the restrictions in Section 2.1 pursuant to this Section 2.2, such restrictions shall be reinstated in accordance with their terms unless this Agreement has been terminated in accordance with Section 2.3.

2.3 Termination. This Agreement shall terminate on the earliest of (a) August 11, 2011, (b) a Change of Control, (c) an Event of Default (as defined in the Notes) and (d) the date on which the Beneficial Ownership Percentage of the Sageview Group is less than 10%.

ARTICLE 3

REPRESENTATIONS

3.1 Representation of Sageview. As of the date hereof, neither Sageview nor its Affiliates own any CIDM Interests other than the Warrants.

ARTICLE 4

GENERAL PROVISIONS

4.1 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in CIDM any direct or indirect ownership or incidence of ownership of or with respect to the Warrants and Warrant Shares or any other CIDM Interests held from time to time by Sageview and/or its Affiliates. All rights, ownership and economic benefits of and relating to such Warrants, Warrant Shares and other CIDM Interests shall remain vested in and belong to the Party that is the beneficial owner thereof, and no other Party shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of such Party, except as expressly provided herein.

4.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile or other electronic transmission (with confirmation) or by an overnight courier (with confirmation) to the parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	if to CIDM to:

  Access Integrated Technologies, Inc.

  55 Madison Ave., Suite 300

  Morristown, N.J. 07960

  Attn: Gary Loffredo, Esq.

  with a copy to:

  Kelley Drye & Warren LLP

  101 Park Avenue

  New York, New York 10178

  Fax: (212) 808-7534

  Attention: Jonathan Cooperman, Esq.

(b)	if to Sageview to:

  Sageview Capital LP

  245 Lytton Avenue, Suite 250

  Palo Alto, CA 94301

  Fax: (650) 473-5401

  Attention: Edward A. Gilhuly

  with a copy to:

  Simpson Thacher & Bartlett LLP

  2550 Hanover Street

  Palo Alto, California 94304

  Fax: (650) 251-5002

  Attention: Chad Skinner

4.3 Entire Agreement. This Agreement, the Securities Purchase Agreement and the other agreements and documents referenced herein or therein constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

4.4 Governing Law. THE INTERNAL SUBSTANTIVE LAWS OF THE STATE OF DELAWARE SHALL GOVERN THE VALIDITY OF THIS AGREEMENT, THE CONSTRUCTION OF ITS TERMS, AND THE INTERPRETATION OF THE RIGHTS AND DUTIES OF THE PARTIES.

4.5 JURISDICTION. ALL ACTIONS AND PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE HEARD AND DETERMINED IN THE CHANCERY COURT OF THE STATE OF DELAWARE OR, SOLELY IN THE EVENT SUCH COURT SHALL NOT ACCEPT JURISDICTION THEREOF, ANY FEDERAL COURT SITTING IN THE STATE OF DELAWARE, AND THE PARTIES HERETO HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDING AND IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF ANY SUCH ACTION OR PROCEEDING.

4.6 Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

4.7 Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Neither this Agreement nor any term hereof may be waived, discharged or terminated other than by a written instrument signed by the Party against whom enforcement of any such waiver, discharge or termination is sought.

4.8 Severability. Any term or provision of this Agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any Party. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

4.9 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of any Party hereunder shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties. This Agreement is not intended to confer any rights or remedies upon any person other than the Parties hereto.

4.10 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other Party, it being understood that both parties need not sign the same counterpart. Facsimile signatures shall, for all purposes of this Agreement, be deemed to be originals and shall be enforceable as such.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Standstill Agreement as of the day and year first above written.

SAGEVIEW CAPITAL MASTER, L.P.

By:	Sageview Capital GenPar, Ltd., its general partner

By:	/s/ BARBARA E. PARKER
Name:	Barbara E. Parker
Title:	Vice President

ACCESS INTEGRATED TECHNOLOGIES, INC. d/b/a CINEDIGM DIGITAL CINEMA CORP.

By:	/s/ GARY S. LOFFREDO
Name:	Gary S. Loffredo
Title:	SVP

[Signature Page to Standstill Agreement]

Exhibit 7

Access Integrated Technologies, Inc.

55 Madison Ave., Suite 300

Morristown, N.J. 07960

August 11, 2009

Dear Mr. Mayo:

Reference is made to that Securities Purchase Agreement, dated August 11, 2009 (as it may be amended from time to time, the “Purchase Agreement”) by and between Access Integrated Technologies, Inc. d/b/a Cinedigm Digital Cinema Corp. (the “Company”) and Sageview Capital Master, L.P (“Sageview”). Capitalized terms not otherwise defined in this letter agreement will have the meanings set forth in the Purchase Agreement.

As a condition and inducement to Sageview entering into the Purchase Agreement and in consideration of the benefits to the Company and you, as a stockholder of the Company, resulting from Sageview entering into the Purchase Agreement, you hereby covenant and agree as follows:

1. Restrictions. Except as set forth in Section 3, without the prior written consent of the Company and Sageview, you will not, directly or indirectly (pursuant to the creation of a derivative security or otherwise), make, or permit to be made, any sale, exchange, assignment, conveyance, gift, pledge or similar secured party transaction, hypothecation, encumbrance or any other transfer or disposition (each of the foregoing, a “Transfer”) of any shares of the Class B Common Stock that you own, beneficially or of record, directly or indirectly (collectively, the “Shares”), unless prior to such Transfer, you cause such Shares to be converted into shares of Class A Common Stock, in accordance with the Fourth Amended and Restated Certificate of Incorporation of the Company.

2. Notice. No later than five business days prior to any Transfer of any Shares, you agree to provide each of the Company and Sageview written notice of your intention to Transfer such Shares.

3. Permitted Transferees. Notwithstanding anything to the contrary contained herein, you may Transfer any Shares to (i) your spouse, (ii) any of your lineal descendents (including children by adoption and step children) or ancestors or (iii) any trust for which the beneficiaries only consist of you, your spouse and/or your lineal descendents (including children by adoption and step children) or ancestors; provided that, in each case, (x) such Transfer is being made for estate planning purposes only, (y) written notice of such Transfer is provided to the Company and Sageview at least five (5) business days in advance of such Transfer and (z) such transferee executes a counterpart to this letter agreement in a form reasonably acceptable to each of the Company and Sageview.

4. Legend. Each certificate representing the Shares shall be endorsed with the following legend:

“THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A LETTER AGREEMENT BY AND BETWEEN THE HOLDER HEREOF, THE COMPANY AND CERTAIN OTHER INVESTORS IN THE COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.”

5. Stop Transfer Instructions. The Company may instruct its transfer agent to impose transfer restrictions on the Shares to enforce the provisions of this Agreement, and the Company agrees promptly to do so. The legend set forth in Section 4 above shall be removed upon termination of this Agreement.

6. Representations. You hereby represent that, as of the date hereof, you own, beneficially and of record, and have good and valid title to, free and clear of any liens, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances, 733,811 shares of Class B Common Stock. You further represent that you have the sole power of disposition and the sole power to issue instructions with respect to the matters covered by this letter agreement, in each case with respect to the Shares, with no limitations, qualifications or restrictions (except applicable federal securities laws and the terms of this letter agreement).

7. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile or other electronic transmission (with confirmation) or by an overnight courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to the Company to:

Access Integrated Technologies, Inc.

55 Madison Ave., Suite 300

Morristown, N.J. 07960

Attn: Gary Loffredo, Esq.

with a copy to:

Kelley Drye & Warren LLP

101 Park Avenue

New York, New York 10178

Fax: (212) 808-7534

Attention: Jonathan Cooperman, Esq.

2

(b) if to Sageview to:

Sageview Capital LP

245 Lytton Avenue, Suite 250

Palo Alto, CA 94301

Fax: (650) 473-5401

Attention: Edward A. Gilhuly

with a copy to:

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, California 94304

Fax: (650) 251-5002

Attention: Chad Skinner

(c) if to A. Dale Mayo to:

A. Dale Mayo

c/o Access Integrated Technologies Inc.

d/b/a Cinedigm Digital Cinema Corp.

55 Madison Avenue, Suite 300

Morristown, New Jersey 07960

8. Termination. This letter agreement shall terminate on the earlier of (a) date on which the Beneficial Ownership Percentage of Sageview and its Affiliates, in the aggregate, is less than 5% and (b) the date on which all shares of Class B Common Stock have been converted into shares of Class A Common Stock.

9. Governing Law; Relief. This letter agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware. All actions and proceedings arising out of or relating to this letter agreement shall be heard and determined in the Chancery Court of the State of Delaware or, solely in the event such court shall not accept jurisdiction thereof, any federal court sitting in the State of Delaware, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. THE UNDERSIGNED IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING IN RELATION TO THIS LETTER AGREEMENT OR FOR ANY COUNTERCLAIM WITH RESPECT TO THIS LETTER AGREEMENT. It is agreed and understood that monetary damages would not adequately compensate the Company and Sageview for the breach of this letter agreement by the undersigned and that the Company and Sageview will be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity. All rights, powers and remedies provided in this letter agreement or otherwise available in respect of this letter agreement at law or in equity will be cumulative and not alternative, and the exercise of any thereof will not preclude the simultaneous or later exercise of any other right, power or remedy by such party.

3

This letter agreement may not be amended other than by a written instrument executed by the undersigned, the Company and Sageview. This letter agreement represents the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter. This letter agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart. Facsimile signatures will, for all purposes of this letter agreement, be deemed to be originals and will be enforceable as such.

ACCESS INTEGRATED TECHNOLOGIES, INC. d/b/a CINEDIGM DIGITAL CINEMA CORP.

By:	/s/ GARY S. LOFFREDO
Name:	Gary S. Loffredo
Title:	SVP

[Signature Page to Class B Side Letter]

Accepted and agreed as of

the date first set forth above:

/s/ A. DALE MAYO
A. Dale Mayo

[Signature Page to Class B Side Letter]

SAGEVIEW CAPITAL MASTER, L.P.

By:	Sageview Capital GenPar, Ltd., its general partner

By:	/s/ BARBARA E. PARKER
Name:	Barbara E. Parker
Title:	Vice President

[Signature Page to Class B Side Letter]